UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul, 4

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby proceeds by means of the present document to notify the following:

RELEVANT EVENT

BBVA hereby communicates relevant information relating to the capital increase to be charged to voluntary reserves resolved by the Annual General Meeting of BBVA Shareholders held on 11th March 2016, under agenda item three, section 3.1, by which a shareholder remuneration system called “Dividend Option” is to be instrumented. Accompanying this relevant event notice is an information note related to the referred capital increase.

Madrid, 11th March 2016

INFORMATION NOTE

The Annual General Meeting of BBVA Shareholders held on 11th March 2016 approved, under agenda item three, section 3.1, a capital increase to be charged to voluntary reserves (the “Capital Increase”) for the instrumentation of the shareholder remuneration system called “Dividend Option”, allowing BBVA shareholders to elect to receive their remuneration in newly issued BBVA shares or, at their election, in cash.

The execution of the Capital Increase will be proposed for consideration by BBVA’s Board of Directors and if approved it is expected to be executed in accordance with the following timetable:1

•	31st March 2016: Communication of the number of rights necessary to receive one new share, and the definitive price at which BBVA has committed to purchase rights.

•	4th April 2016 (23:59 Madrid (Spain) time): Record date for allocation of rights.

•	5th April 2016: Rights trading period begins in Spain.

•	14th April 2016: Deadline for requesting payment in cash (sale of rights to BBVA).

•	19th April 2016: Rights trading period ends.

•	22nd April 2016: Payment date to shareholders who have requested payment in cash (sale of rights to BBVA).

•	26th April 2016: New shares allocated to shareholders.

•	27th April 2016: Initiation of ordinary trading of the new shares on the Spanish stock exchanges[2].

Finally, it is estimated that, assuming BBVA’s Board of Directors approves the execution of the Capital Increase, the gross purchase price at which BBVA will purchase rights, in accordance with the formula approved by the Annual General Meeting of BBVA Shareholders, will be around 0.13 euros per right.

Madrid, 11th March 2016

[1]	This schedule is tentative and will be subject to the execution of the Capital Increase by BBVA’s Board of Directors and to obtaining all necessary authorisations. Further, the tentative dates indicated may be modified or may vary on the overseas exchanges where BBVA shares or ADRs are traded.
[2]	Listing will also be requested on the overseas exchanges on which BBVA shares or ADRs are traded.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: March 14, 2016	By:	/s/ Erik Schotkamp
Name: Erik Schotkamp
Title: Capital and Funding Management Director